1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 5, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(I) VOLUNTARY ANNOUNCEMENT

YANZHOU COAL MINING COMPANY LIMITED

FINANCIAL CLOSE OF DEBT FINANCING TRANSACTION OF OVERSEAS SUBSIDIARY

AND

(II) SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO

THE ANNUAL RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2015

(I) YANZHOU COAL MINING COMPANY LIMITED FINANCIAL CLOSE OF DEBT FINANCING TRANSACTION OF OVERSEAS SUBSIDIARY

This voluntary announcement is made by Yanzhou Coal Mining Company Limited (the “Company”).

Reference is made to the announcement of the Company dated 17 February 2016 (the “Announcement”) in relation to the participation of Yancoal Australia Limited (“Yancoal Australia”), a subsidiary of the Company, in a debt financing transaction. Unless otherwise specified, capitalised terms herein shall have the same meaning as defined in the Announcement.

The board of directors of the Company (the “Board”) is pleased to announce that Yancoal Australia has confirmed the satisfaction of the conditions precedent and financial close (“Financial Close”) of such new financing arrangement to secure up to US$950 million (among which, US$175 million of BOCI Asia Financial Products Limited’s total proposed subscription of US$375 million is subject to the obtaining of its final credit approval; if such approval is not obtained by 30 September 2016, BOCI Asia Financial Products Limited’s commitment in respect of the US$175 million will be cancelled in full and the total amount raised under the financing will reduce to US$775 million) via the issuance of Bonds to the Bond Holders by Watagan Mining Company Pty Ltd (i.e. the Bonds Issuer), a newly established subsidiary of Yancoal Australia. Financial Close occurred with effect from 31 March 2016.

On and from Financial Close, Yancoal Australia’s interest in the New South Wales mining assets of Ashton, Austar and Donaldson will be held by the Bonds Issuer. United NSW Energy Limited (as one of the Bonds Holders) will hold a right to nominate a majority of the Bonds Issuer’s directors and Yancoal Australia will cease to control the Bonds Issuer. Yancoal Australia will regain control of the Bonds Issuer at the earlier of (i) Yankuang Group acquiring all issued Bonds under the Put Option granted to the Bond Holders; and (ii) repayment of the Bonds.

Yancoal Australia has been appointed as the exclusive provider of mine management, marketing and infrastructure, and other corporate services to the Bonds Issuer under 10 year contracts. The Bonds Issuer may remove Yancoal Australia as services provider for all or part of the services on 6 months’ notice and in certain other circumstances.

Please refer to the Announcement for details of the Bonds Issuer, the Bonds Holders and the New South Wales mining assets of Ashton, Austar and Donaldson.

(II) SUPPLEMENTAL ANNOUNCEMENT IN RELATION TO THE ANNUAL RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 31 DECEMBER 2015

Reference is made to the “Annual Results Announcement for the Period ended 31 December 2015” dated 29 March 2016 of the Company (the “Results Announcement”).

The following disclosure (the “Disclosure”) was included on page 52 of the Results Announcement:

This dividend distribution plan shall be submitted to the Shareholders for consideration at the 2015 annual general meeting and then distributed to all the Shareholders within 2 months (if approved). The 2015 annual dividend is expected to be distributed before the end of August 2016.

Further to the Disclosure, the Company wishes to provide shareholders of the Company and potential investors with the following supplementary information: the 2015 annual dividend of the Company is expected to be distributed on 30 August 2016.

The Board confirms that the above supplemental information does not affect the other information contained in the Results Announcement.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

1 April 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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